

October 12, 2010

Via U.S. Mail and Fax (816-854-8500)
Mr. Alan M. Bennett
Chief Executive Officer
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

> **RE:** **H&R Block, Inc**
> **Form 10-K for the fiscal year ended April 30, 2010**
> **Filed June 29, 2010**
>
> **Form 10-Q for the quarter ended July 31, 2010**
> **File No. 1-6089**

Dear Mr. Bennett:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2010

Management's Discussion and Analysis, page 17

Discontinued Operations, page 23

1. We note in your discussion of discontinued operations that your former mortgage loan origination and servicing business is included in discontinued operations. Please expand the discussion to include a detailed description of the remaining financial commitments related to your discontinued mortgage operations, including the principal amount of mortgages sold in the sale of Option One that are subject to continuing guarantees as of

the end of each of the periods presented. Please expand the disclosure in Note 16 accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 36

2. Please have your auditors revise their report to include the City and State where issued, pursuant to Rule 2-02(a) of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page 42

3. We note on page 47 that you record a gain on the sale of franchise operations if the sale qualifies as a divestiture for accounting purposes. Please include an accounting policy for recording such gains, including a discussion of the impact of financing these sales through the Franchise Equity Lines of Credit discussed on page 27 on your determination of whether such sales qualify as divestitures for which immediate gain recognition is appropriate.

Note 16 – Commitments and Contingencies, page 59

4. Please tell us, and disclose in future filings, how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE's, monocline insurers and any private loan purchasers. Please ensure your response addresses the following areas:

- Any differences in the specific methodology used to calculate the reserve that may result from the type of counterparty to the contract.

- The specific information you are relying on from Ameriprise, how that information is used to establish the repurchase reserves and how you validate the reliability of the information obtained.

- Disclose how and where the level of allowances established related to the repurchase reserves are classified in the financial statements.

- Discuss the type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim and clarification of the term rejected claim as compared to cured claim.

- Disclose the cure rate, details regarding any time period or other requirements for your response to a repurchase request, your methodology used in determining the amount for any claimant that experiences negative trends, and discuss any trends in terms of the losses associated with the various types of defects.

- Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

- Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

- Provide a roll forward of your reserves for the periods presented.

5. As a related matter, please revise your future filings to provide the disclosures required by paragraphs 3-5 of ASC 450-20-50 as it relates to your representations and warranties exposure. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you cannot estimate the range, please disclose the reasons for your belief that the range cannot be estimated. Furthermore, we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and warranties, particularly in situations where you have limited experience dealing with certain counterparties.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

      Sincerely,

      Larry Spirgel
      Assistant Director